ARGENTEX MINING CORPORATION

CONDENSED INTERIM CONSOLIDATED FINANCIAL REPORT

At July 31, 2015 and January 31, 2015 and
for the Three and Six Months Ended July 31, 2015 and 2014

(UNAUDITED)

(Stated in U.S. Dollars)

Notice of Non-review of Interim Financial Statements

The accompanying unaudited condensed interim consolidated financial statements for the three and six month periods ended July 31, 2015 have been prepared by and are the responsibility of the Company’s management and have been approved by the Board of Directors of the Company. The Company’s independent auditor has not performed a review of these interim financial statements.

ARGENTEX MINING CORPORATION
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in U.S. Dollars)

		July 31,	January 31,
		2015	2015
	Note	(Unaudited)

ASSETS

Current
Cash and cash equivalents	2	$207,113	$590,925
Short-term investments	2,4	283,366	477,606
Receivables		4,777	4,848
Prepaid expenses and deposits		43,862	41,647

Total current assets		539,118	1,115,026

Property and equipment	5	281,487	307,022

Mineral property interest	6	815,000	815,000

Total assets		$1,635,605	$2,237,048

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	7	$192,455	$127,696
Due to related parties	9	17,667	15,910

Total current liabilities		210,122	143,606

Long term debt	8	25,008	28,546

Total liabilities		235,130	172,152

Stockholders' equity
Preferred stock, no par value, unlimited authorized, nil shares issued and outstanding		-	-
Common stock, no par value, unlimited authorized Share capital - 88,941,317 and 88,941,317 issued and outstanding	10	39,236,683	39,236,683
Additional paid-in capital		7,686,531	7,679,696
Accumulated deficit		(45,456,929)	(44,788,174)
Accumulated other comprehensive loss		(65,810)	(63,309)

Total stockholders' equity		1,400,475	2,064,896

Total liabilities and stockholders' equity		$1,635,605	$2,237,048

Going concern	3
Subsequent event	13

Approved on behalf of the Board of Directors:

“Don Siemens”	“Stephen Hanson”
Director (Chairman of Audit Committee)	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Stated in U.S. Dollars)
(Unaudited)

		For the Three Months		For the Six Months
		Ended July 31,		Ended July 31,
	Note	2015	2014	2015	2014

Expenses

Consulting	9	$179,870	$101,258	$265,245	$243,998
Depreciation		12,768	14,261	25,535	28,489
Director fees	9	-	-	18,824	27,245
Foreign exchange loss (gain)		(1,852)	17,156	16,824	22,482
Mineral property interests	6	54,855	133,227	80,157	329,278
Office and sundry		12,272	10,499	25,551	29,204
Professional		54,121	49,504	78,171	100,650
Rent		14,933	13,392	29,368	26,581
Salaries and benefits	9	51,448	75,611	121,298	157,247
Shareholder and investor relations		182	535	4,059	8,343
Tax on argentine bank transactions and on assets		569	3,021	(5,753)	14,926
Transfer agent and filing		18,143	17,403	25,195	21,761
Travel		4,258	4,564	7,164	17,199

Loss before other items:		(401,567)	(440,431)	(691,638)	(1,027,403)

Interest income		147	702	359	2,061
Miscellaneous income		-	-	-	17,097
Gain on short-term investments		7,159	46,380	27,332	30,033
Interest recovery (expense)		(514)	(544)	249	(17,038)

Net loss for the period before income taxes		(394,775)	(393,893)	(663,698)	(955,250)

Income tax expense		2,731	5,253	5,057	29,956

Net loss for the period		(397,506)	(399,146)	(668,755)	(1,025,206)

Other comprehensive income (loss)
Unrealized gain (loss) on foreign exchange translation		(10,496)	1,527	(2,501)	5,951

Comprehensive loss for the period		$(408,002)	$(397,619)	$(671,256)	$(1,019,255)

Net loss per share - basic and diluted		$(0.01)	$(0.00)	$(0.01)	$(0.01)

Weighted average number of shares outstanding basic and diluted		88,941,317	88,941,317	88,941,317	88,778,894

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE PEROD FROM JANUARY 31, 2015 to July 31, 2015
(Stated in U.S. Dollars)
(Unaudited)

		Common Stock
					Accumulated	Total
			Additional		Other	Stockholders’
	Number of	Share	Paid-in	Accumulated	Comprehensive	Equity
	Shares	Capital	Capital	Deficit	Income (Loss)	(Deficiency)
Balance at January 31, 2015	88,941,317	$39,236,383	$7,679,696	$(44,788,174)	$(63,309)	$2,064,896
				-	-	-
Net loss for the period	-	-	-	(668,755)	-	(668,755)
Stock-based compensation			6,835			6,835

Foreign currency translation loss	-	-	-	-	(2,501)	(2,501)

Balance at July 31, 2015	88,941,317	$39,236,683	$7,686,531	$(45,456,929)	$(65,810)	$1,400,475

Balance at January 31, 2014	87,992,975	$39,005,790	$7,910,589	$(43,132,950)	$(43,027)	$3,740,402

Partial conversion of convertible debenture	948,342	230,893	(230,893)	-	-	-
Net loss for the period	-	-	-	(1,025,206)	-	(1,025,206)
Foreign currency translation gain	-	-	-	-	5,951	5,951

Balance at July 31, 2014	88,941,317	$39,236,683	$7,679,696	$(44,158,156)	$(37,076)	$2,721,147

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)
(UNAUDITED)

	For the Six Months Ended
		July 31,
	2015	2014
Cash used in operating activities
Net loss	$(668,755)	$(1,025,206)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	25,535	28,489
Stock-based compensation	6,835	-
Miscellaneouse income	-	(17,097)
Gain on sale of short-term investments	(28,119)	(7,145)
Non-cash interest and penalties	213	2,336
Changes in operating assets and liabilities:
Receivables	71	1,612
Prepaid expenses and deposits	(2,215)	(3,738)
Accounts payable and accrued liabilities	64,759	(124,264)
Due to related parties	1,757	(59,775)

Net cash used in operating activities	(599,919)	(1,204,788)

Cash flows from (used in) investing activities
Receipt of loan repayment and applicable taxes	-	277,097
Purchase of short-term investments	-	(875,655)
Proceeds on sale of short-term investments	200,209	212,221
Acquisition of equipment	-	(972)

Net cash used in investing activities	200,209	(387,309)

Effects of foreign currency exchange	15,898	5,656

Increase (decrease) in cash and cash equivalents during the period	(383,812)	(1,586,441)

Cash and cash equivalents, beginning of period	590,925	2,615,966

Cash and cash equivalents, end of period	$207,113	$1,029,525

Supplemental disclosures
Cash paid during the period for:
Taxes	$14,804	$50,551
Interest	$38,189	$14,247

Non-cash financing transactions:

Conversion of convertible debenture into common stock and warrants	$-	$230,893

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ARGENTEX MINING CORPORATION
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2015
(Stated in U.S. Dollars)
(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Nature of Operations

Argentex Mining Corporation (“Argentex” or the “Company”) was originally incorporated in the State of Nevada on December 21, 2001 under the name Delbrook Corporation. On March 15, 2004, the Company changed its name to Argentex Mining Corporation. On June 8, 2011, the Company moved its jurisdiction of domicile from the United States to the Province of British Columbia, Canada.

The Company has one wholly-owned subsidiary, SCRN Properties Ltd. (“SCRN”). SCRN was originally formed as a Delaware corporation on February 13, 2004, and on June 3, 2011, it moved its jurisdiction of domicile from the State of Delaware to the Province of British Columbia, Canada. SCRN was formed for the purpose of acquiring and exploring natural resource properties in Argentina.

Basis of Presentation and Principles of Consolidation

These condensed interim consolidated financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of consolidated financial statements requires management to make estimates.

The condensed interim consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the GAAP framework and include the financial statements of Argentex and SCRN. All significant intercompany balances and transactions have been eliminated from the consolidated financial results.

Accordingly, these condensed interim consolidated financial statements omit or condense notes and certain other information normally included in financial statements prepared in accounting with U.S. generally accepted accounting principles. The accounting policies followed for the quarterly financial reporting conform with the accounting policies disclosed in Note 2 to the Notes to the Company’s audited January 31, 2015 Financial Statements. In the opinion of management, all adjustments that are necessary for a fair presentation of the financial information of the interim periods reported have been made. All adjustments are of a normal recurring nature. The results of operations for the six months ended July 31, 2015 are not necessarily indicative of the results that can be expected for the fiscal year ending January 31, 2016. These unaudited condensed interim consolidated financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company’s audited financial statements for the year ended January 31, 2015.

Additional significant accounting policies that either affect the Company or have been developed since January 31, 2015 are summarized below.

Recently Adopted Accounting Pronouncements

From time to time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies that are adopted by the Company a of the specificied effective date. Unless otherwise discussed, the Company believes that the the impact of recently issued accounting pronouncements that are not yet effective will not have a material impact on the Company’s financial position, results of operations or cash flows.

ARGENTEX MINING CORPORATION
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2015
(Stated in U.S. Dollars)
(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash and Cash Equivalents and Short-term Investments

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents, investments with initial maturities of more than three months and investments held for sale to be short-term investments. The following tables summarize the Company’s financial assets’ adjusted cost, unrealized gains and losses and fair value by significant investment category recorded as cash and cash equivalents and short-term investments as of July 31, 2015 and January 31, 2015:

July 31, 2015

		Adjusted Cost	Unrealized		Cash and Cash
			Gains	Fair Value	Equivalents/Short-
					term investments
Level 1:	Cash	$207,113	$-	$207,113	$207,113
Level 1	Short-term investments	$279,147(2)	$4,219	$283,366	$283,366

(1)	Includes an unrealized gain of $42,412 and a foreign exchange loss of $38,193.

January 31, 2015

		Adjusted Cost		Unrealized		Cash and Cash
				Gains	Fair Value	Equivalents
Level 1:	Cash	$590,921		$4	$590,925	$590,925
Level 1	Short-term investments	$475,923	(2)	$1,683	$477,606	$477,606

The Company’s cash equivalent and trading security instruments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The Company had no transfers between level 1 and level 2 during the period.

(2)	Includes an unrealized loss of $40,665 and a foreign exchange loss of $38,982.

NOTE 3 – GOING CONCERN

These interim condensed consolidated financial statements have been prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. However, although the Company has working capital of $328,996, it has a history of operating losses since its inception in 2001, and has an accumulated deficit of $45,456,929. The Company has not generated any revenues from mineral sales since inception, has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future.

The continuation of the Company as a going concern is dependent upon the continued financial support of its shareholders, the ability of the Company to obtain financing and the attainment of profitable operations, or the sale, option or joint venture of one or more of the Company’s resource properties. The Company’s ability to achieve and maintain profitability and positive cash flows is dependent upon its ability to locate profitable mineral properties, generate revenues from mineral production and control production costs. Based upon its current plans, the Company expects to incur operating losses in future periods. As a result of a binding letter agreement dated August 28, 2015 entered into with Austral Gold, the Company plans to obtain sufficient working capital to complete a business combination with Austral Gold through a loan from Austral Gold to pay the Company’s Transaction expenses for the proposed business combination (note 13) and through an arrangement with Austral Gold whereby the Company will provide certain consulting services until the Transaction is completed. There is no assurance that the Transaction will be completed and that the Company will be able to generate significant revenues in the future or be successful with any financing ventures.

ARGENTEX MINING CORPORATION
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2015
(Stated in U.S. Dollars)
(Unaudited)

NOTE 3 – GOING CONCERN, continued

These factors cast substantial doubt on the Company’s ability to continue as a going concern. Accordingly, the consolidated financial statements do not give any effect to any adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

NOTE 4 – SHORT-TERM INVESTMENTS

Short-term investments include trading securities which consist of investments in mutual funds issued by major financial institutions with the intention of selling them in the short term. As of July 31, 2015, the Company held mutual funds valued at $283,366 ($2,605,549 Argentine pesos).

NOTE 5 – PROPERTY AND EQUIPMENT

		July 31, 2015
		Accumulated	Net Book
	Cost	Depreciation	Value

Buildings	$294,961	$103,236	$191,725
Equipment	187,199	115,657	71,542
Furniture and fixtures	19,185	13,421	5,764
Computer equipment	60,073	47,617	12,456
	$561,418	$279,931	$281,487

		January 31, 2015
		Accumulated	Net Book
	Cost	Depreciation	Value

Buildings	$294,961	$88,489	$206,472
Equipment	187,199	107,708	79,491
Furniture and fixtures	19,185	12,780	6,405
Computer equipment	60,073	45,419	14,654
	$561,418	$254,396	$307,022

NOTE 6 – MINERAL PROPERTY INTERESTS

a)	Pingüino Project

Pursuant to the terms of a mineral property option agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director, the Company purchased a 100% interest in a mineral property located in the Santa Cruz Province of the Republic of Argentina, known as the Pingüino Property. The agreement also provides for an area of interest such that, in the event that the optionor records any property claims within five (5) kilometers of the boundaries of the property, such claims will become subject to the mineral property option agreement.

ARGENTEX MINING CORPORATION
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2015
(Stated in U.S. Dollars)
(Unaudited)

NOTE 6 – MINERAL PROPERTY INTERESTS, continued

To acquire the property the Company paid a total of approximately $393,390 (CDN$ 450,000) between 2004 and 2008. The Company wrote off the acquisition costs in a prior year. The agreement is subject to a 2% net smelter royalty. The Company has the right at any time up to 60 days after commencement of commercial production to repurchase either one-half of the royalty for approximately $900,000 (CDN$1,000,000) or all of the royalty for approximately $1,529,000 (CDN$2,000,000).

On December 10, 2010, the Company entered into an agreement with a land owner whereby the Company purchased surface rights to the major portion of the property, known as El Piche, for $815,000. The Company completed this acquisition on December 17, 2010.

b)	Condor Project

Pursuant to the terms of a mineral property acquisition agreement, dated February 20, 2004, between the Company and an affiliate of an ex-director, the Company paid approximately $7,528 (CDN$10,000) to acquire a 100% interest in certain mineral claims located in the Santa Cruz Province of the Republic of Argentina, known as the Condor Property, subject to a 2% net smelter return royalty in favor of an ex- director. The Company wrote off the acquisition costs in a prior year. The Company has the right to repurchase either one-half of the royalty for approximately $765,000 (CDN$1,000,000) or all of the royalty for $1,529,000 (CDN$2,000,000).

c)	Contreras, other Santa Cruz and Rio Negro Projects

Pursuant to the terms of a Mineral Property Acquisition Agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director of the Company, the Company acquired mineral claims located in the Santa Cruz Province of the Republic of Argentina, then known as the Dyakowski Property for total consideration of 833,333 common shares of the Company (subsequently increased, as a result of a stock dividend, to 2,499,999). The shares have been issued and were subject to an Escrow Agreement dated March 2, 2004.

On June 30, 2005, the Company entered into an amending agreement whereby the Company amended the Escrow Agreement. This amending agreement was restated August 8, 2005 whereby the Company agreed to release the 4,999,998 shares of its common stock that were being held in escrow. Of the 4,999,998 released shares, 4,749,998 of these shares were returned to treasury and cancelled and 250,000 of these shares were released to an ex-director of the Company for the transfer of the mineral claims to the Company.

In addition, pursuant to the terms of a Share Purchase Agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director of the Company, the Company acquired a 100% interest in SCRN Properties Ltd. (SCRN), a Delaware corporation, the sole asset of which consisted of mineral claims located in the Rio Negro Province of the Republic of Argentina, known as the SCRN Property, for total consideration of 833,333 common shares of the Company (subsequently increased, as a result of a stock dividend, to 2,499,999). The shares have been issued and were subject to an Escrow Agreement dated March 2, 2004.

Pursuant to the terms of a mineral property acquisition agreement, dated February 20, 2004, between the Company and an affiliate of an ex-director, the Company paid approximately $7,528 (CDN$10,000) to acquire a 100% interest in mineral claims located in the Santa Cruz and Rio Negro Provinces of the Republic of Argentina, known as the Storm Cat Property. Subsequent to acquisition of these properties, the Company has accounted for expenditures by province. The Company wrote off the acquisition costs in a prior year.

ARGENTEX MINING CORPORATION
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2015
(Stated in U.S. Dollars)
(Unaudited)

NOTE 6 – MINERAL PROPERTY INTERESTS, continued

Mineral property interests expense reflected in the accompanying consolidated statement of operations relates to the following projects:

	Three	Three	Six	Six
	Months	Months	Months	Months
	Ended July	Ended July	Ended July	Ended July
	31, 2015	31, 2014	31, 2015	31, 2014
Pinguino
Assaying, testing and analysis	$-	$688	$-	$19,554
Camp and supplies	9,218	7,606	13,680	41,078
Claim maintenance	10,831	11,992	19,316	36,185
Engineering	-	90,628	-	122,123
Environmental	(2)	-	782	281
Geological and geophysical	-	3,735	-	37,421
Metallurgical	-	324	-	1,529
Salaries and benefits	4,553	14,887	8,615	60,870
Travel and accommodation	-	-	-	3,849
	24,600	129,860	42,393	322,890
Condor
Claim maintenance	10,620	31	13,675	149
Geological and geophysical	-	-	2,200	-
	10,620	31	15,875	149
Contreras and other Santa Cruz
Camp and supplies	-	2,266	-	2,266
Claim maintenance	18,565	(4,003)	18,565	(3,526)
Environmental	333	-	333	-
Geological and geophysical	-	3,299	1,002	3,299
Salaries and benefits	-	966	-	966
	18,898	2,528	19,900	3,005
Rio Negro
Camp and supplies	173	-	173	8
Claim maintenance	163	339	315	559
Geological and geophysical	-	-	1,100	-
	336	339	1,588	567
British Columbia Claims	401	469	401	2,667
	$54,855	$133,227	$80,157	$329,278

NOTE 7 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	July 31,	January 31,
	2015	2015

Accounts payable	$32,781	$34,956
Accrued consulting fees	122,300	-
Accrued professional fees	1,414	20,847
Accrued liabilities	8,269	8,206
Accrued taxes and related interest	27,691	63,687

	$192,455	$127,696

ARGENTEX MINING CORPORATION
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2015
(Stated in U.S. Dollars)
(Unaudited)

NOTE 8 – LONG TERM DEBT

During the year ended January 31, 2014, the Company was assessed asset taxes in Argentina of approximately $30,770 ($166,169 Argentine pesos) related to a prior year. Given a current inflation rate in Argentina that is higher than the rate of interest charged by the Argentine government, the Company elected to pay this amount plus interest for a total of approximately $64,269 ($336,515 Argentine pesos) in 120 monthly installments. As a result of the devaluation of the Argentine peso since the date the Company elected to pay in installments, the non-current portion as at July 31, 2015 is approximately $25,008 (January 31, 2015 - $28,546). The current portion in the amount of $3,660 as at July 31, 2015 (January 31, 2015 - $3,893) is included in accounts payable and accrued liabilities. The amount of the debt is unsecured.

NOTE 9 - RELATED PARTY TRANSACTIONS

A summary of director and officer compensation for the six month periods ended July 31, 2015 and July 31, 2014 are as follows:

	2015	2014
Director fees	$18,824	27,245
Consulting	63,071	99,608
Salaries and benefits	93,896	123,107

	$175,791	$249,960

As at July 31, 2015 the Company owed directors and officers $17,667 (January 31, 2015 - $15,910). All balances owing were unsecured, non-interest bearing and had no fixed terms of repayment.

Details of the related party transactions and balances, are as follows:

a)

Effective August 1, 2012 the Company signed an employment agreement with its President and CEO, pursuant to which the Company agreed to pay to him an annual salary of approximately $250,000 plus benefits, including 1,000,000 stock options, medical insurance and a bonus of up to 50% of his annual salary. Effective May 1, 2015, and due to the continuing lack of liquidity for companies like Argentex in the capital markets, the Company entered into an amending agreement with its President and CEO, providing for a temporary reduction in his base salary during the period beginning May 1, 2015 and ending on the earlier of the completion of a change of control event and April 30, 2016. The amending agreement provides that the President and CEO’s annual salary will temporarily be decreased to CDN$187,500 per annum, which works out to a temporary reduction of CDN$5,208 per month. If the Company experiences a change in control, the President and CEO would be reimbursed for up to six months’ worth of the temporary reduction.

During the six month period ended July 31, 2015, the Company paid or accrued its President and CEO salary and benefits of $93,896 (July 31, 2014 - $123,107). At July 31, 2015 and January 31, 2015, the Company was indebted in the respective amount of $9,299 and $7,299 related to this employment agreement.

b)

On January 7, 2011 the Company entered into a one year consulting agreement with a company controlled by the Company’s Chief Financial Officer whereby it agreed to pay a consulting fee for services ordinarily provided by a Chief Financial Officer of approximately $12,500 per month. Effective January 1, 2012 the Company renewed the consulting agreement for one year and increased the monthly consulting fee to approximately $15,000 per month. Effective January 1, 2013, the consulting agreement automatically renewed for one year. On October 1, 2014, but with effect from January 1, 2014, the Company revised and renewed its independent contractor agreement with a company controlled by the Company’s Chief Financial Officer. Effective May 1, 2015, and due to the continuing lack of liquidity for companies like Argentex in the capital markets, the Company entered into an amending agreement with a companycontrolled by the Company’s Chief Financial Officer, providing for a temporary reduction in the monthly consulting fee during the period beginning May 1, 2015 and ending on the earlier of the earlier of the completion of a change of control event and April 30, 2016. The amending agreement provides that the amount of the consulting fee will temporarily be decreased to CDN$11,250 per month, which works out to a temporary reduction of CDN$3,750 per month. If the Company experiences a change in control, the Company controlled by the Company’s Chief Financial Officer would be reimbursed for up to six months’ worth of the temporary reduction.

ARGENTEX MINING CORPORATION
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2015
(Stated in U.S. Dollars)
(Unaudited)

NOTE 9 – RELATED PARTY TRANSACTIONS, continued

During the six months ended July 31, 2015, the Company paid or accrued consulting fees of $63,071 (July 31, 2014 - $85,144). At July 31, 2015 and January 31, 2015, the Company was indebted in the respective amounts of $8,368 and $8,611.

c)

During the six months ended July 31, 2015, the Company paid aggregate director fees of $11,989 to three independent directors and recorded stock based compensation of $6,835 related to stock options granted to three independent directors (July 31, 2014 - $27,245 paid to six independent directors and $nil stock based compensation). At July 31, 2015 and January 31, 2015, the Company was not indebted to any of it’s directors.

NOTE 10 – CAPITAL STOCK

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Balance at January 31, 2014	18,962,535	0.74
Issued	474,171	0.36
Balance at July 31, 2015, January 31, 2015 and July 31, 2015	19,436,706	$0.62

At July 31, 2015, the following share purchase warrants were outstanding and exercisable:

Number of	Exercise
Warrants	Price	Expiry Date

10,804,706	$0.87 (C$1.14)	October 26, 2015
8,632,000	$0.31 (C$0.40)	July 2, 2018
19,436,706

ARGENTEX MINING CORPORATION
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2015
(Stated in U.S. Dollars)
(Unaudited)

NOTE 10 – CAPITAL STOCK, continued

Stock Options

Stock option transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Balance at July 31. 2014	4,185,000	$0.49
Expired	(180,000)	0.76
Balance at January 31, 2015	4,005,000	0.50
Granted	900,000	0.04
Expired	(510,000)	0.54
Balance at July 31, 2015	4,395,000	$0.31

At July 31, 2015, the following stock options were outstanding:

Number of	Exercise
Stock Options	Price	Expiry Date
250,000	$ 0.88 (C$ 1.15)	September 30, 2015
150,000	$ 0.23 (C$ 0.305)	September 30, 2015
2,530,000	$ 0.23 (C$ 0.305)	October 31, 2015
565,000	$ 0.88 (C$ 1.15)	August 23, 2016
900,000	$ 0.04 (C$ 0.05)	February 25, 2018
4,395,000

At July 31, 2015, 4,395,000 (January 31, 2015 – 4,005,000) stock options were exercisable.

Total stock-based compensation recognized during the six months ended July 31, 2015 was $6,835 (July 31, 2014 -$nil). Stock-based compensation has been recorded in director fees in the consolidated statements of operations, with corresponding additional paid-in capital recorded in stockholders’ equity.

As at July 31, 2014, the aggregate intrinsic values of all outstanding, vested stock options and exercised stock options were $nil (July 31, 2014-$nil).

NOTE 11 - SEGMENTED INFORMATION

At July 31, 2015 and January 31, 2015, the Company operated in two reportable segments. Identifiable assets and net loss in each geographic area are as follows:

	July 31,	January 31,
	2015	2015

Identifiable assets
Canada	$249,894	$622,392
Argentina	1,385,711	1,614,656
	$1,635,605	$2,237,048

ARGENTEX MINING CORPORATION
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2015
(Stated in U.S. Dollars)
(Unaudited)

NOTE 11 - SEGMENTED INFORMATION, continued

	Three Months	Three Months	Six	Six Months
	Ended	Ended	Months Ended	Ended
	July 31,	July 31,	July 31,	July 31,
	2015	2014	2015	2014

Loss for the period
Canada	$135,021	$527,563	$315,064	$1,109,493
Argentina	262,485	388,598	353,691	772,707
	$397,506	$916,161	$668,755	$1,882,200

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Value of Financial Instruments

The Company accounts for the fair value measurement and disclosure of financial instruments in accordance with FASB ASC topic 820 which requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for reporting periods. Such disclosures include the fair value of all financial instruments, for which it is practicable to estimate that value, whether recognized or not recognized in the consolidated financial statements; the related carrying amount of these financial instruments; and the method(s) and significant assumptions used to estimate the fair value.

The carrying values and fair values of the Company’s financial instruments were as follows:

		July 31, 2015		January 31, 2015
		Carrying	Fair	Carrying	Fair
	Level	value	value	value	value
Cash and cash equivalents	Level 1	$207,113	$207,113	$590,925	$590,925
Short-term investments	Level 1	$283,366	$283,366	$477,606	$477,606
Receivables	Level 2	$4,777	$4,777	$4,848	$4,848
Accounts payable	Level 2	$192,455	$192,455	$127,696	$127,696
Due to related parties	Level 2	$17,667	$17,667	$15,910	$15,910
Long term debt	Level 2	$25,058	$25,058	$28,546	$28,546

The Company's cash and cash equivalents and short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The fair value of these balances approximates the carrying amounts due to the short-term nature and historically negligible credit losses. The cash equivalent instruments and investment in trading securities are valued primarily on quoted market prices in active markets.

Fair Value of Financial Instruments

The fair value of accounts payable and accrued liabilities approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

The long term debt is payable in Argentine pesos and approximates the carrying amount as at July 31, 2015. The amount payable will change based on the change in the value of the Argentine Pesos as compared to the US dollar.

ARGENTEX MINING CORPORATION
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2015
(Stated in U.S. Dollars)
(Unaudited)

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT , continued

Risk Management

The Company’s activities expose it to credit, liquidity and market risks, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in market prices. Market risk includes foreign exchange risk, interest rate risk and other price risk. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continued exploration of the Company’s mineral properties, and to limit exposure to risks. The types of risk exposure and the way in which such exposures are attempted to be managed are as follows:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and its loan receivable. The Company maintains its Canadian and US cash in major chartered Canadian bank deposit accounts and major Canadian credit unions and in certain financial instruments such as bankers’ acceptances and term deposits. The Company’s bank deposit account is insured by the Canadian Deposit Insurance Corporation up to $100,000 and funds in its credit union accounts are guaranteed by the provincial government of British Columbia. The Company’s Canadian dollar bank account balance, at times, may exceed federally insured limits. The Company maintains its Argentinean pesos in an Argentinean bank deposit account and short term deposits with an international bank or an international registered broker dealer. As part of the Company’s cash management process, management performs periodic evaluations of the relative credit standing of these financial institutions. The Company has not lost any cash and does not believe its cash is exposed to any significant credit risk.

At July 31, 2015 and January 31, 2015, the Company had approximately $157,000 and $527,000, respectively in U.S. cash, $26,000 and $30,000 in Canadian cash, approximately $25,000 and $25,000, respectively in Canadian dollar term deposits guaranteed by the provincial government of British Columbia, Argentinian Nuevo pesos (“ARSs”) of $99,000 and $182,000 in an international bank and $2,605,000 and $4,129,000 in a managed fund with an international registered broker dealer.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

Foreign Exchange Risk

The Company is subject to foreign exchange risk for purchases denominated in foreign currencies. The Company operates outside of the U.S. primarily in Argentina and Canada and the Company is exposed to foreign currency risk due to the fluctuation between the currencies in which the Company operates in and the United States Dollar. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar. Management monitors its foreign currency balances and makes adjustments based on anticipated need for foreign currencies.

At July 31, 2015, the Company was exposed to foreign exchange risk through the following assets and liabilities denominated in foreign currencies:

ARGENTEX MINING CORPORATION
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2015
(Stated in U.S. Dollars)
(Unaudited)

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

	Argentinian Peso	CDN
	(ARS)	Dollar ($)
Cash and cash equivalents	$98,923	$50,873
Short-term investments	2,605,549	-
Receiveables	32,032	-
Accounts payable	(171,734)	(4,671)
Long term debt	(229,952)	-
Net exposure	$2,334,818	$46,202

Based on the above net exposures, and assuming that all other variables remain constant, a 10% change in the value of the Argentinian Peso and the CDN Dollar against the U.S. Dollar would have resulted in an increase/decrease of approximately $28,924 in the net loss for the six month period ended July 31, 2015. The sensitivity analyses included in the table above should be used with caution as the results are theoretical, based on management's best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance. In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationships of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on the net loss of the Company.

The Argentine government recently launched a series of regulations in order to control the sale of foreign currency. The measures aim to slow the rise in value of the American dollar, of which the Argentine Central Bank has had to reduce its reserves in order to avoid the continuing devaluation of the Argentine peso against the dollar and inflation. This could impact the purchasing power of the Company’s Argentine Pesos should it not be able to effectively hedge against any devaluation.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is held in non-interest bearing bank accounts and fixed rate interest bearing cash equivalents or short-term investments, management considers the interest rate risk to be limited.

Commodity Price Risk

The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company. A dramatic decline in commodity prices could impact the viability of the Company and the carrying value of its property. The Company is exposed to price risk with respect to commodity prices. There is minimal price risk at the present time as the Company is not yet in the production phase.

NOTE 13 – SUBSEQUENT EVENT

On August 28, 2015 the Company entered into a binding letter agreement with Austral Gold Limited (“Austral”) providing for a business combination in which Austral would acquire all of the issued and outstanding Argentex securities not already held by Austral and its affiliates by way of a plan of arrangement.